Exhibit 11.1

CAMTEK LTD. INSIDER

TRADING POLICY

(Updated September 2023)

The following is the insider trading policy of Camtek Ltd. (“Camtek” or the “Company”) and outlines the procedures that all Camtek personnel must follow. This policy and the related procedure arises from our responsibilities as a public company. Failure to comply with regard to trading in Camtek shares could result in a serious violation of the securities laws by you and/or Camtek and can involve both civil and criminal penalties. It is important that you review our policy carefully. The insider trading policy provides as follows:

I.          Definition of Insider: Reason for Policy

An “insider” is a person who possesses, or has access to, inside information concerning Camtek that has not been fully disclosed to the public (see below for a definition of “inside information”). Insiders may be subject to criminal prosecution and/or civil liability for trading (purchase or sale) in Camtek shares or passing on to others non-public material information when they know inside information concerning Camtek that has not been fully disclosed to the public.

Under U.S. law, persons found liable for insider trading face penalties of up to three times the profit gained or loss avoided, a criminal fine of up to $1 million, and up to 10 years in jail. Under certain circumstances, liability may also be imposed on Camtek and senior employees as “Controlling Persons” if a Camtek employee whom they control engages in insider trading or tipping. Illegal trades expose the Company to substantial civil penalties, as well as adverse publicity, embarrassment and potential private civil litigation. Finally, in addition to the potential criminal and civil liabilities mentioned above, in certain circumstances Camtek may be able to recover any benefit or advantage received by an insider, plus collect other damages.

Without regard to the penalties that may be imposed by others, willful violation of this policy constitutes grounds for dismissal from the Board of Directors, termination of your employment or, with respect to Camtek Representatives (as defined below), termination of their contract.

Insider trading proscriptions are not limited to trading by the insider alone; it is also illegal to advise others to trade on the basis of undisclosed inside information. Liability in such cases can extend both to the “tippee" - the person to whom the insider disclosed inside information—and to the “tipper,” the insider himself. Additionally, pursuant to the United States Securities and Exchange Commission (“SEC”) Rule 10b5-2, a presumption exists that any material, non-public information transmitted (even if not transmitted as a “tip”) to a close personal relation will be kept in confidence by the recipient. If such a recipient then trades while in possession of material, non-public information, liability under SEC Rule 10b-5 may attach.

Finally, insider trading can cause a substantial loss of confidence in Camtek and its shares on the part of the public and the securities markets. This could obviously have an adverse impact on Camtek and its shareholders.

II.        Applicability of Policy

This policy applies to all transactions in Camtek securities by “insiders.” As a rule of thumb insiders are (1) members of the Board of Directors and officers of Camtek, (2) any employee of Camtek and its subsidiaries, or (3) any consultant, representative, or independent contractor (“Representative”) who knows inside information regarding Camtek that has not been fully disclosed to the public. This policy also applies to the immediate families (defined as direct family members living in the same household) of such insiders. A person can be an insider for a limited time with respect to certain inside information even though he or she is not an officer or director. For example, a secretary who knows that a large contract has just been received or that an acquisition is about to occur may be an insider with respect to that information until the news has been fully disclosed to the public.

III.       Definition of Full Disclosure

Full disclosure to the public generally means a press release. Public disclosure can also be accomplished by the filing of a SEC disclosure document or by a pre-announced publicly accessible webcast or conference call. A speech to an audience, a TV or radio appearance, or an article in an obscure magazine does not qualify as full disclosure. Full disclosure means that the securities markets have had the opportunity to digest the news. Generally, two full trading days following public disclosure of the announcement, is regarded as sufficient for dissemination and interpretation of inside information.

IV.        Definition of Inside information

“Inside information” includes all material information about the Company, its customers and other entities involved in any way with the Company that is non-public. Information is “non-public” if it is not generally known or available to the general public. Information becomes publicly known when it is announced to the media through a press release or other official announcement and the investing public has had sufficient time to consider the information.

It is not possible to define all categories of material information, as the SEC has not established a “bright line” test. In general, information should be regarded as material if there is a likelihood that it would be considered important by a reasonable investor in making a decision regarding the purchase or sale of Camtek shares within the total mix of material information. Although it may be difficult under this standard to determine whether certain information is material, there are various categories of information that would almost always be regarded as material. Examples of such information are:

1.          Major corporate partnering transactions or proposed acquisitions or divestitures
2.          Resignation of key personnel
3.          Receipt, cancellation or deferral of significant purchase orders
4.          New project or product announcements of a significant nature
5.          Material pricing changes
6.          Proposed commencement or changes in dividends
7.          Planned stock splits
8.          New equity or debt offerings
9.          Significant litigation exposure
10.        Any other factors which would cause the Company’s financial results to be substantially different from analyst estimates.

If any insider has questions as to the materiality of information, he or she should contact the Chief Financial Officer of the Company for clarification.

Further, any officer, director or employee who believes he or she would be regarded as an insider who is contemplating a transaction in Camtek shares must contact the Chief Financial Officer of the Company prior to executing the transaction to determine if he or she may properly proceed. Officers and directors should be particularly careful, since avoiding the appearance of engaging in share transactions on the basis of material undisclosed information can be as important as avoiding a transaction actually based on such information.

In addition to the requirement that employees not trade in Camtek shares when in possession of inside information, all employees are prohibited from trading during “black-out” period trading window defined below in “Specific Requirements”.

V.          Almost No Exceptions

There are almost no exceptions to the prohibition against insider trading. For example, it does not matter that the transactions in question may have been planned or committed to before the insider came into possession of the undisclosed inside information, regardless of the economic loss that the person may believe he or she might suffer as a consequence of not trading. It also does not matter whether the inside information was pertinent to the insider’s decision to trade (unless pursuant to a Qualified Trading Plan), or whether the insider perceives the information to be positive or negative, any trading by an insider while in possession of material inside information could be considered insider trading in violation of SEC Rule 10b-5.

As noted above, this policy applies to the immediate families of insiders. Although immediate family is narrowly defined, an employee should be especially careful with respect to family members or to unrelated persons living in the same household.

Finally, remember that there are no limits on the size of a transaction that will trigger insider trading liability; relatively small trades have in the past occasioned SEC investigations and lawsuits.

VI.        Specific Requirements

1.           Prior to disclosure to any third party, any officer, director or employee who is aware of any inside information concerning Camtek (see “Definition of Inside Information” above) that has not been disclosed to the public should report the intention to disclose such information promptly to the Chief Financial Officer of the Company and obtain approval to do so.

2.           Employees, officers and directors may not engage in a transaction (purchase or sale) in Camtek shares at any time between the date on which any non-public inside information becomes known to the individual and the close of business on the second Nasdaq trading day after such information is publicly disclosed.

3.           In addition to the restriction set forth in paragraph 2 above, no employee, officer or director may engage in a transaction (purchase or sale) in Camtek shares during the period commencing seven days prior to the end of the third calendar month of each fiscal quarter and the close of business on the first business day after the financial results of the Company’s operations for such quarter are publicly announced. It is recommended but not obligatory that all directors and officers engage in transactions (purchase or sale) only in accordance with a Qualified Trading Plan.

4.           No insider may engage in transactions of a speculative nature at any time. All insiders are prohibited from short-selling Camtek shares or engaging in transactions involving Camtek-based derivative securities. “Derivative Securities” are options, warrants, share appreciation rights or similar rights whose value is derived from the value of an equity security, such as Camtek shares. This prohibition includes, but is not limited to, trading in Camtek-based put and call option contracts, transacting in straddles, and the like. However, as indicated below, holding and exercising options or other derivative securities granted under Camtek’s employee share option or equity incentive plans is not prohibited by this policy.

5.           All Vice-President levels and above and all directors of Camtek must inform the Camtek’s Chief Financial Officer whenever they intend to execute a trade in Camtek securities, including the placing of limit orders. At the time of executing a trade in Camtek securities, such individuals will be responsible for verifying that Camtek has not imposed any restrictions on their ability to engage in trades. If the individual has not completed the trade within five (5) business days of notification of the intention to trade, then the individual must re-confirm with Camtek’s Chief Financial Officer that they intend to execute a trade and the individual must re-verify the nonexistence of any restrictions on such trade.

6.          The Chief Financial Officer of Camtek has the authority to impose restrictions on trading in Camtek securities by appropriate individuals at any time, in addition to the automatic restriction imposed pursuant to paragraph 3 above. In such event, the Chief Financial Officer will notify the affected individuals of the restrictions, either personally or by voicemail.

7.          Any individual who has placed a limit order or open instruction to buy or sell Camtek securities shall bear responsibility for canceling such instructions immediately in the event restrictions are imposed on his/her ability to trade in accordance with either paragraph 3 or 6 above.

8.           The only exceptions to the policy are set forth below. It does not matter that the “insider” may have decided to engage in a transaction before learning of the undisclosed inside information or that delaying the transaction might result in economic loss. It is also irrelevant that publicly disclosed information about Camtek might, even aside from the undisclosed inside information, provide a substantial basis for engaging in the transaction. You simply cannot trade in Camtek shares while in possession of undisclosed inside information about Camtek. The only exceptions to the policy are as follows:

(a)          Exercise of a share option under Camtek’s employee share option plans, as may be adopted and/or amended by Camtek’s board of directors from time to time. Note that this exception does not include a subsequent sale of the shares acquired pursuant to the exercise of the option under such plans.

(b)          Acquisition of shares under any Camtek employee share purchase plan that may be adopted by Camtek’s board of directors, but this exception does not apply to a subsequent sale of the acquired shares.

(c)          Bonafide gifts of securities are not deemed to be transactions for the purposes of this policy. Whether a gift is truly bonafide will depend on the circumstances surrounding each gift. The more unrelated the donee is to the donor, the more likely the gift would be considered “bonafide” and not a “transaction”. For example, gifts to charities, churches and service organizations would clearly not be “transactions”. On the other hand, gifts to dependent children followed by a sale of the “gift” securities in close proximity to the time of the gift may imply some economic benefit to the donor and, therefore, make the gift non-bonafide.

(d)          Trades made pursuant to a “Qualified Trading Plan.” A Qualified Trading Plan is a written plan for selling Camtek shares which meets each of the following requirements: (1) The plan is either (a) adopted by the insider or temporary insider during a period when the quarterly trading window is open or (b) if the quarterly trading window is closed at the time the plan is adopted, selling pursuant to the plan does not begin until the quarterly trading window is next scheduled to re-open: (2) the plan is in writing; (3) the plan is adhered to strictly by the insider or temporary insider; (4) the plan either expressly specifies sales of shares in the amounts, and at the prices, and on the dates at which the insider or temporary insider sells the shares, or provides a written formula or algorithm for determining the amounts, prices and dates of sales; and (5) at the time it is adopted the plan conforms to all other requirements of Rule 105b-l(c)(l)(C) as currently adopted or amended by the SEC and any other restrictions applicable to your trading of shares (e.g., Rule 144). A Qualified Trading Plan cannot be established when an insider or temporary insider is already in possession of inside information, even if the trading window is open.

VII.          Procedural Guidelines for Transactions by Officers and Directors

1.          The following procedures must be followed by officers and directors with respect to any purchase or sale of Company securities:

(a)          Despite the above provisions, there may be times when there exists a corporate basis for requesting that each officer or director refrain from trading in Camtek’s securities even though such trading would otherwise be permitted under Section VI.

(b)          Before each transaction in Camtek securities, each officer and director is required to contact the relevant plan administrator regarding compliance with SEC Rule 144, if required.

(c)          All outside requests for information, comments or interviews (other than routine product inquiries) which may result in the dissemination of information must be directed to the Chief Financial Officer.

2.          Please sign the attachment acknowledging that you have read and agree to abide by this Policy in your transactions in Camtek securities and return it to Human Resources.

3.          If you have any questions, please contact Camtek’s Chief Financial Officer, at (general number) 972-4-6048100.

ACKNOWLEDGEMENT

Please sign below acknowledging that you have read and agreed to abide by Camtek’s Insider Trading Policy.

I received, reviewed and agree to be bound by Camtek’s Insider Trading Policy.

Dated:
Signature

Name

Title

Return this Acknowledgment to Human Resources.